UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
Commission File Number 001-32875
A. Full title of the plan and the address of the plan if different from that of the issuer named below:
Burger King Savings Plan
B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Burger King Holdings, Inc.
5505 Blue Lagoon Drive
Miami, Florida 33126

REQUIRED INFORMATION
The Burger King Savings Plan (“Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are filed hereto. The consent of the Independent Registered Public Accounting Firm is filed as Exhibit 23.1.

BURGER KING SAVINGS PLAN

Report of Independent Registered Public Accounting Firm
Benefits and Investment Committee
Burger King Corporation
We have audited the accompanying statements of net assets available for benefits of the Burger King Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.
/s/ Cherry, Bekaert & Holland, L.L.P.
Tampa, Florida
June 17, 2009

BURGER KING SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value:
Interest in mutual funds	$36,549,194	$63,163,656
Interest in collective trusts	54,811,907	62,136,273
Interest in other investments	139,626	179,701
Burger King Holdings, Inc. common stock	402,230	216,408
Participant Loans	4,740,951	4,299,666

Total investments	96,643,908	129,995,704

Receivables:
Employer’s contributions	181,826	176,469
Participants’ contributions	224,995	234,159
Accrued interest	1,038	635

Total receivables	407,859	411,263

Cash	33,813	30,074

Net assets available for benefits at fair value	97,085,580	130,437,041

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,563,258	389,422

Net assets available for benefits	$103,648,838	$130,826,463

See accompanying notes to financial statements.

BURGER KING SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Additions to net assets attributed to:
Investment income:
Dividends	$2,151,106
Interest	311,879

Net investment income	2,462,985

Contributions:
Participant rollovers	587,527
Employer	5,748,696
Participants	7,888,569

Total contributions	14,224,792

Total additions	16,687,777

Deductions from net assets attributed to:
Benefits paid to participants	10,266,301
Net depreciation in fair value of investments	33,531,465
Administrative expenses	67,636

Total deductions	43,865,402
Net decrease	(27,177,625)

Net assets available for benefits, beginning of year	130,826,463

Net assets available for benefits, end of year	$103,648,838

See accompanying notes to financial statements.

BURGER KING SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007
Note 1 — Description of the Plan
The following description of the Burger King Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. A copy of the Plan was filed as Exhibit 10.40 to the Registration Statement on Form S-8 (File No. 333-144592) filed on July 16, 2007 with the Securities and Exchange Commission.
The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Merrill Lynch Bank & Trust Company, FSB, Minneapolis, Minnesota, is the trustee of the Plan (the “Trustee”) effective July 1, 2007. Wachovia Bank, NA was the trustee of the plan for the period April 1, 2007 through June 30, 2007. Prior to April 1, 2007 Ameriprise Trust Company was the trustee of the Plan.
The Plan was adopted on October 1, 1990 by the board of directors of Burger King Corporation (the Company, Plan Administrator and Sponsor) under Section 401(k) of the Internal Revenue Code (the “Code”). Eligible employees of the Company may elect to contribute to the Plan a percentage of their pretax annual compensation. These contributions are tax deferred within the meaning of Section 401(k) of the Code. Earnings from these contributions accumulate in the Plan free of tax. At the inception of the Plan, participant accounts of all employees of the Sponsor participating in the Pillsbury Savings Plan (the “Pillsbury Plan”) were transferred into the Plan effective October 1, 1990.
Effective January 1, 2006, the Plan was amended to convert to a Safe Harbor Plan, to provide for catch-up contributions by participants who have attained age 50 before the close of the plan year, to satisfy the alternative methods of meeting nondiscrimination requirements, and redefine employer matching contributions.
Effective July 20, 2007, the Plan was amended to permit participants to invest a portion of their contributions in the common stock of Burger King Holdings, Inc., the parent of the Company (“Employer Stock”), subject to certain limitations. Participants may invest no more than 10% of their contributions and the Company’s matching contributions in Employer Stock.
Eligibility and Participation
Participation in the Plan is voluntary. Under the Plan, those eligible to participate are all employees who are age 21 or older and have completed 1,000 hours of service during a 12-month period ending on the first anniversary of date of hire or subsequent calendar years, who are not leased employees, who are not members of a collective bargaining unit, and who are not temporary employees. Once these requirements are met, employees who enroll in the Plan will be eligible to participate on the first day of the month following the date on which they became eligible.
Contributions
A participant can elect to contribute up to 50% of their compensation (base pay plus overtime, including sick leave, vacation, and holiday pay) to the Plan (the basic contribution). Contribution amounts are limited in order to comply with IRS regulations. The participants’ basic contributions cannot exceed $15,500, and eligible annual compensation cannot exceed $230,000 for the years ended December 31, 2008 and 2007.

BURGER KING SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007
Note 1 — Description of the Plan (continued)
The Plan was amended effective January 1, 2006 whereby the Company matches 100% of the first 6% of compensation which has been contributed by a participant. In addition, participants may roll over to the Plan eligible distributions which they received from the qualified plans of previous employers.
The Company may also make a non-elective contribution to the Plan for any Plan year. Non-elective contributions may be made on behalf of all participants or on behalf of non-highly compensated employees only, and shall be allocated to the participants based on compensation.
Participants are fully vested in their basic contributions. Prior to the change to a Safe Harbor Plan, a participant’s interest in matching contributions prior to the 2006 Plan year vest at a rate of 20% per year of continuous service with 100% vesting after five years. A participant’s interest in non-elective contributions vests after 5 years of continuous service. However, if a participant’s service is terminated due to retirement, disability, or death, the matching contributions are deemed to be fully vested.
Any non-vested portion of matching contributions credited to the accounts of participants who withdraw prior to becoming fully vested is forfeited and used by the Company to reduce future matching contributions and/or payment of eligible administrative expenses. The Company utilized $264,474 of forfeitures to reduce its matching contribution and for payment of eligible administrative expenses for the year ended December 31, 2008. Unutilized forfeitures were $116,004 and $303,195 at December 31, 2008 and 2007, respectively.
Payment of Benefits
Upon an employee’s termination of service, the Plan provides for a lump-sum distribution or installment payments equal to the total value of the participant’s basic contribution account and predecessor plan account, if any, and the vested portion of his/her matching contribution account.
Note 2 — Summary of Significant Accounting Policies
General
Plan assets held under the Burger King Savings Plan are not subject to any outside liens, pledges, or other security interests. The Trustee does not insure any Plan assets.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value

BURGER KING SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007
Note 2 — Summary of Significant Accounting Policies (continued)
to contract value. The investment contracts are among the underlying assets held in Retirement Preservation Trust collective trust.
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting. Benefits are recorded when paid.
Administrative Expenses
Certain administrative expenses of the Plan are paid by the Sponsor and are thus not treated as deductions from net assets.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual amounts could differ from those estimates.
Plan Risks and Uncertainties
The Plan and the Plan assets are sensitive to economic pressures prevalent in the investment market. The pressures primarily stem from interest rates and their effect on bond rates, mortgage rates, the value of real estate, stock prices, credit risk and the overall stability of the market. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
Changes in the trustee’s management may affect operating results of the funds adversely. Additionally, the financial position of the Plan Sponsor may have a significant impact on the Plan. Specifically, this includes the ability of the plan administrator to continue to make contributions under the matching program and/or the stability of the Company’s operations. Other external factors which may affect the Plan and the Plan assets include legislation or regulations established by the Internal Revenue Service, ERISA, and/or the U.S. Department of Labor.
Value of Investments and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See discussion below in Adoption of New Accounting Standard regarding Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold, as well as, held during the year.

BURGER KING SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007
Note 2 — Summary of Significant Accounting Policies (continued)
Adoption of New Accounting Standard
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157) which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements. Effective January 1, 2008, the Plan adopted SFAS 157. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. Adoption of SFAS 157 did not have a material impact on the Plan’s financial statements.
The standard describes three levels of inputs that may be used to measure fair value:
Level 1 — Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;
Level 2 — Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and
Level 3 — Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.
Mutual Funds
These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.
Collective Trusts
These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

BURGER KING SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007
Note 2 — Summary of Significant Accounting Policies (continued)
Burger King Holdings, Inc. common stock
Burger King Holdings, Inc. common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within level 1 of the valuation hierarchy.
Participant Loans
Participant loans are valued at cost plus accrued interest, which approximates fair value and are classified within level 3 of the valuation hierarchy.
Note 3 — Investments
Contributions remitted to the trustee are credited to participants’ accounts as part of the trust fund under the Plan. The trust fund is invested by the trustee pursuant to the provisions of a trust agreement and direction from the participants. A participant may change his/her fund designations daily as to investment of future contributions. A participant may also, at such times during each Plan year as the Burger King Corporation Benefits and Investment Committee (the Committee) may designate, at its sole discretion (currently on a daily basis), elect to liquidate all or part of the balances in one or more investment funds and transfer the proceeds into one or more of the other available investments funds.
Investments in any of the investment funds are made at the sole discretion of the participant.
The following table represents the fair value of investments, as well as the SFAS 157 fair value hierarchy levels described in Note 2, as of December 31, 2008 and 2007:

BURGER KING SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007
Note 3 — Investments (continued)

	2008	2007
Investments at fair value as determined by quoted market price (Level 1 Inputs):
Mutual Fund — PIMCO Total Return Bond Fund	$3,667,545	$1,598,483
Mutual Fund — Alliance Bernstein Small/Mid Cap Value Fund	995,805	905,654
Mutual Fund — Calvert Large Growth Fund	750,312	794,122
Mutual Fund — Davis New York Venture Fund*, **	13,724,180	24,174,695
Mutual Fund — Columbia Acorn USA Fund*, **	5,586,390	9,623,601
Mutual Fund — Janus Overseas Fund*, **	11,824,962	26,067,102
*** Common Stock — Burger King Holdings, Inc.	402,230	216,408
*** Brokerage account — Burger King Self Directed Fund	139,626	179,701

	37,091,050	63,559,766

Investments at estimated fair value (Level 2 Inputs):
*** Collective trust — Merrill Lynch Equity Index Trust*, **	5,781,379	8,608,604
*** Collective trust — Retirement Preservation Trust*, **	40,653,666	42,118,483
Collective trust — Manning & Napier Retirement Target 2020*, **	7,966,493	11,192,853
Collective trust — Manning & Napier Retirement Target 2030	256,655	152,312
Collective trust — Manning & Napier Retirement Target 2040	153,714	64,020

	54,811,907	62,136,272

Loans to participants (Level 3 Inputs):	4,740,951	4,299,666

	4,740,951	4,299,666

Total investments at fair value	$96,643,908	$129,995,704

*	Represents greater than 5% of the Plan’s net assets as of December 31, 2008.

**	Represents greater than 5% of the Plan’s net assets as of December 31, 2007.

***	Party-in-interest
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets:

	As of December 31, 2008
			Sales, Issuances,
			Maturities,
	Beginning Fair		Settlements,	Ending Fair
	Value	Interest	Calls, Net	Value
Participant loans	$4,299,666	$—	$441,285	$4,740,951

BURGER KING SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007
Note 3 — Investments (continued)
The following summarizes the net (depreciation) appreciation (including gains and losses on investments bought and sold as well as held during the year) of investments for the year ended December 31, 2008:

Investments at fair value as determined by quoted market price:
Mutual Fund — PIMCO Total Return Bond Fund	$(206,836)
Mutual Fund — Alliance Bernstein Small/Mid Cap Value Fund	(437,730)
Mutual Fund — Calvert Large Growth Fund	(584,619)
Mutual Fund — Davis New York Venture Fund	(9,521,835)
Mutual Fund — Columbia Acorn USA Fund	(4,000,911)
Mutual Fund — Janus Overseas Fund	(14,050,402)
Burger King Holdings, Inc.	(42,429)
Brokerage Account — Burger King Self Directed Fund	(40,076)

(28,884,838)

Investments at estimated fair value:
Collective trust — Merrill Lynch Equity Index Trust	(3,267,038)
Collective trust — Retirement Preservation Trust	1,325,351
Collective trust — Manning & Napier Retirement Target 2020	(2,563,119)
Collective trust — Manning & Napier Retirement Target 2030	(86,802)
Collective trust — Manning & Napier Retirement Target 2040	(55,019)

(4,646,627)

$(33,531,465)

Note 4 — Retirement Preservation Trust
The Plan holds an interest in a collective trust (Retirement Preservation Trust) with Merrill Lynch to maintain a portion of the Plan contributions in guaranteed investment contracts and synthetic guaranteed investment contracts. The account is credited with contributions and earnings on the underlying investments and charged for participant withdrawals and administrative expenses charged by the Trustee. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, the collective trust is included in the financial statements at contract value as reported to the Plan by Merrill Lynch Bank & Trust Company. There are no reserves against the collective trust for credit risk

BURGER KING SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007
Note 4 — Retirement Preservation Trust (continued)
of the contract issuer or otherwise. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Specific coverage provided by each contract may be different from each issuer and can be found in the contract of the common/collective trust. Examples of such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
Note 5 — Withdrawals and Loans
Participants in the Plan may borrow up to the lesser of 50% of their vested account balance or $50,000. They are allowed a maximum of two outstanding loans and the minimum amount of any loan is $1,000. Participant loans bear a reasonable rate of interest, as determined by the plan administrator; have a term of no more than five years, unless for the purchases of a principal residence, which loans have a 20-year limit; and require at least monthly principal and interest payments.
Participants may withdraw a portion of their contributions upon demonstrating a financial hardship and must also be incapable of receiving a loan from the Plan.
Loans in default are deemed distributions in accordance with the Plan document. If any loan or portion of a loan, together with accrued interest thereon, remains unpaid on a participant’s settlement date, then the participant will be notified that payment of the unpaid loan balance plus interest thereon is due. If such payment is not made within 60 days from receipt of such notice, an amount equal to such loan or part thereof, together with accrued interest thereon, shall be charged to the participant’s accounts after all other adjustments required under the Plan, but before any distribution.
Note 6 — Party-in-Interest
Certain Plan investments are shares of funds managed by Merrill Lynch Bank & Trust Company, FSB. Merrill Lynch Bank & Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. In addition the Plan was amended July 20, 2007 to allow participants to invest in the common stock of Burger King Holdings, Inc., the parent of the Company. These transactions also qualify as party-in-interest.

BURGER KING SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007
Note 7 — Federal Income Tax Status
The Internal Revenue Service has issued a favorable determination letter dated July 23, 2003, indicating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the Code), and that the trust established therewith is exempt from federal income tax under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan continues to operate as designed and the related trust continues to be exempt from federal income tax.
Participants are not taxed currently on the contributions to the Plan or on income earned by the Plan. Distributions of benefits to participants, their estates or beneficiaries, generally are subject to income tax at the time of distribution. The rate and amount of the tax will depend on the method and form of the distributions, the employee’s age, length of service, and status when distribution is made.
Note 8 — Plan Termination
While the Sponsor has not expressed any intent to do so, it has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts including matching contributions from the Plan Sponsor.

BURGER KING SAVINGS PLAN
Form 5500, Schedule H, Party IV, Line 4i
Schedule of Assets (Held at End of Year)
EIN: 59-0787929, PN: 003
December 31, 2008

(a)	(b)	(c)	(d)**	(e)
	Identity of issuer, borrower,	Description of		Current
	lessor, or similar party	investment	Cost	value
*	Retirement Preservation Trust	Collective trust	$	$40,653,666
*	Merrill Lynch Equity Index Trust	Collective trust		5,781,379
	Manning & Napier Retirement Target 2020	Collective trust		7,966,493
	Manning & Napier Retirement Target 2030	Collective trust		256,655
	Manning & Napier Retirement Target 2040	Collective trust		153,714
	PIMCO Total Return Bond Fund	Mutual fund		3,667,545
	Alliance Bernstein Small/Mid Cap Value Fund	Mutual fund		995,805
	Calvert Large Growth Fund	Mutual fund		750,312
	Davis New York Venture Fund	Mutual fund		13,724,180
	Janus Overseas Fund	Mutual fund		11,824,962
	Columbia Acorn USA Fund	Mutual fund		5,586,390
*	Burger King Holdings, Inc.	Common Stock		402,230
*	Burger King Self-Directed Fund	Stocks		139,626
	Participant Loans	Interest 4% to 8.25% maturities through 2024		4,740,951
	Adjustment from fair value to contract value for fully benefit-responsive investment contracts			6,563,258

				$103,207,166

*	Party-in-interest

**	Column (d) cost information is not presented as the assets are self-directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
BURGER KING SAVINGS PLAN
BENEFITS COMMITTEE OF THE BOARD OF DIRECTORS, BURGER KING CORPORATION
PLAN ADMINISTRATOR

Date: June 17, 2009	By:	/s/ Susan Kunreuther
		Name:	Susan Kunreuther
		Title:	VP, Total Rewards